PETROTEQ ENERGY INC. ANNOUNCES PARTIAL EXCHANGE ACCEPTANCE

FOR SHARES FOR DEBT TRANSACTIONS

Toronto, Ontario, Canada and Los Angeles, CA, USA December 19, 2022, (NEWSFILE)  - Petroteq Energy Inc. (TSX-V:PQE) ("PQE", or the "Company"), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, announces that further to the Company's press release dated September 30, 2022 whereby the Company agreed to convert certain payables (the "Debt") owed to arms-length creditors of the Company (the "Creditors"), the TSX Venture Exchange (the "TSXV") has partially accepted the proposed debt settlements (the "Debt Settlements").

Pursuant to the debt settlement agreements entered into between the Company and the Creditors, the Debt will be converted into common shares (the "Settlement Shares") in the capital of the Company. The Debt Settlement is being undertaken by the Company to strengthen the balance sheet by eliminating approximately $4,516,588.65 of debt, which will enable the Company to focus on expanding the development and implementation of its proprietary oil sands extraction and remediation technologies. An aggregate of 90,331,773 Settlement Shares will be issued in satisfaction of the Debt, at a price of $0.05 per share (the "Aggregate Amount"). Of the Aggregate Amount, a total of 72,246,414 Settlement Shares will be issued to consultants of the Company (the "Consultants"), and a total of 18,085,359 Settlement Shares will be provided to services providers of the Company (the "Service Providers").

The Settlement Shares will be issued in reliance upon certain prospectus exemptions available under Canadian securities legislation. The Settlement Shares issued to the Service Providers will be subject to a four month and one day hold period from the date of issuance of the Settlement Shares. The Settlement Shares issued to the Consultants will not be subject to a legend or restrictive period. No new insiders or control persons were created as a result of the Debt Settlement.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Petroteq Energy Inc.

Executive@Petroteq.Energy

Tel: (800) 979-1897

15315 W Magnolia Blvd Suite 120

Sherman Oaks, CA 91403

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

Disclaimers:

This new release contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statements or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulators. We do not assume any obligation to update any forward-looking statements, other than as required by securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities law and may not be offered or sold in the "United States", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

15315 W Magnolia Blvd Suite 120

Sherman Oaks, CA 91403